SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

June 2, 2006

       NNO – TSX

     NTO – AMEX

NORTHERN ORION GRANTS OPTIONS

Northern Orion has granted incentive stock options to directors, officers, employees and consultants for the purchase of a total of 5,340,000 common shares in its capital.  The options are exercisable on or before May 19, 2013 at a price of Cdn.$5.34 per share.

Northern Orion is a mid-tier copper and gold producer focused on the development of its Agua Rica project and engaged in the exploration for copper and associated by-product metals in Argentina.

“David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations

1-866-608-9970

Email: info@northernorion.com

l

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

June 2, 2006

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer